UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                    SEC FILE NUMBER:  0-26059

     For Period Ended: December 31, 2003

     [ ]     Transition Report on Form 10-K
     [ ]     Transition Report on Form 20-F
     [ ]     Transition Report on Form 11-K
     [ ]     Transition Report on Form 10-Q
     [ ]     Transition Report on Form N-SAR
     For the Transition Period Ended:

                 PART I - REGISTRANT INFORMATION


Full Name of Registrant:                 COMET TECHNOLOGIES, INC.

Former Name if Applicable:               ____________________________________

Address of Principal Executive Office:   10 West 100 South #610

City, State and Zip Code:                Salt Lake City, Utah 84101

                PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Due to unexpected delays in providing its accountant with all information required by it to complete the audit of registrant's financial statements for the fiscal year ended December 31, 2003, and obtaining and verifying information regarding the possible transaction under a Stock Exchange Agreement with Town House Land Limited, as described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2004, the completion of the Form 10-KSB, for review by the
auditors, has been delayed.   The Company expects to have all remaining
information provided to by March 30, 2004, and will then be in a position to
immediately file the Form 10-KSB.   Registrant expects its Form 10-KSB to be
filed on or before April 14, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Jack M. Gertino                  (801) 532-7851
        (Name)                         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [ ] Yes    [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Millennium Quest, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                 REGISTRANT:
                                 COMET TECHNOLOGIES, INC.

Date: March 30, 2004       By   /s/ Jack M. Gertino
                                Jack M. Gertino, Secretary and CFO